Exhibit 99.1

Puxin Limited Announces Second Quarter 2021 Unaudited Financial Results

BEIJING, December 29, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Highlights for the Second Quarter Ended June 30, 2021

•	Net revenues were RMB674.1 million (US$104.4 million), an increase of 12.2% from RMB601.1 million in the second quarter of 2020.

•	Operating loss was RMB1,362.0 million (US$211.0 million), compared to RMB29.9 million in the second quarter of 2020.

•	Net loss attributable to Puxin Limited was RMB1,378.0 million (US$213.4 million), compared to net income attributable to Puxin Limited of RMB36.6 million in the same period of 2020.

•

Adjusted net loss attributable to Puxin Limited[1] was RMB1,400.2 million (US$216.9 million), compared to adjusted net income attributable to Puxin Limited of RMB45.2 million in the second quarter of 2020.

•	Adjusted EBITDA[2] was RMB(1,368.3) million (US$(211.9) million), compared to RMB80.4 million in the second quarter of 2020.

•	Student enrollments[3] increased by 21.1% to 735,525 from 607,222 for the second quarter of 2020.

Highlights for the Six Months Ended June 30, 2021

•	Net revenues were RMB1,360.9 million (US$210.8 million), an increase of 0.6% from RMB1,352.4 million in the first half of 2020.

•	Operating loss was RMB1,355.5 million (US$209.9 million), compared to RMB26.3 million in the same period of 2020.

•	Net loss attributable to Puxin Limited was RMB1,340.2 million (US$207.6 million), compared to RMB6.9 million in the same period of 2020.

•	Adjusted net loss attributable to Puxin Limited was RMB1,390.6 million (US$215.4 million), compared to adjusted net income attributable to Puxin Limited of RMB70.6 million in the same period of 2020.

•	Adjusted EBITDA was RMB(1,322.2) million (US$(204.8) million), compared to RMB145.4 million in the first half of 2020.

•	Student enrollments increased by 7.3% to 1,274,880 from 1,187,883 for the same period of 2020.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “During the second quarter of 2021, under the ongoing circumstance of pandemic, Puxin has been dedicated to ensuring the safety and health of our students and staff members. In compliance with the regulatory requirements, as announced at press releases dated July 27, 2021 and December 24, 2021, Puxin subsequently decides to dispose tutoring services related to academic subjects at all learning centers across China. This might bring significant impacts on the short term, but in the long run, it will be an opportunity for us to further focus on existing study abroad programs and full-time arts education programs. As we have always believed that education inspires personal growth, Puxin will continue to fulfill our commitment to the society through providing quality education services around overseas studying and arts. Puxin is committed to contributing to the society’s sustainable growth in line with government’s guidance and our core value.”

Mr. Peng Wang, Chief Financial Officer of Puxin, commented, “In the second quarter of 2021, our net revenues recorded at RMB674.1 million, compared to RMB601.1 million for the same period last year. We expect our topline will experience headwinds during the business transition period due to the new governmental policy on K-12 business. We expect future revenue growth through the expansion of study abroad and full-time arts education business. For full-time arts education, we will focus on high school art education business. In terms of study abroad business, based on the existing business scale, we will keep stabilizing current operations and maintain a sustainable cash flow. With the government’s guidance, we believe that these sectors will have a positive growth outlook and Puxin will continue to offer qualified services to satisfy the learning needs of our students.”

[1]

Adjusted net income (loss) attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and loss (gain) on changes in fair value of derivative liabilities and convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax benefits; adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax benefits, share-based compensation expenses and loss (gain) on changes in fair value of derivative liabilities and convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]	The number of student enrollments is excluding Puxin online school which was divested in 2020.

Financial and Operational Results for the Second Quarter of 2021

Net Revenues

Net revenues increased by 12.2% to RMB674.1 million (US$104.4 million) from RMB601.1 million in the second quarter of 2020. The increase was primarily due to an increase of student enrollments.

Net revenues of K-12 tutoring services including full-time arts education programs4 increased by 22.4% to RMB543.2 million (US$84.1 million) from RMB443.7 million in the second quarter of 2020. In the second quarter of 2021, the increase was primarily due to an increase of student enrollments.

Net revenues of study-abroad programs decreased by 16.8% to RMB131.0 million (US$20.3 million) from RMB157.4 million in the second quarter of 2020. This was primarily due to a drop in student enrollments in the second quarter of 2021 affected by ongoing border control of most part of the world due to COVID-19 pandemic.

Cost of Revenues

Cost of revenues increased by 13.5% to RMB376.2 million (US$58.3 million) from RMB331.4 million in the second quarter of 2020, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for schools in operation.

Gross Profit and Gross Margin

Gross profit was RMB298.0 million (US$46.2 million), an increase of 10.5% from RMB269.7 million in the second quarter of 2020. Gross margin was 44.2%, compared to 44.9% for the same period in 2020.

Operating Expenses

Total operating expenses was RMB1,660.0 million (US257.1 million) compared to RMB299.6 million in the second quarter of 2020.

Selling expenses increased by 3.4% to RMB217.3 million (US$33.7 million) from RMB210.2 million in the second quarter of 2020, primarily due to an increase in compensation to sales and marketing staff.

General and administrative expenses increased by 134.3% to RMB200.0 million (US$31.0 million) from RMB85.3 million during the same period of 2020. This was primarily due to allowance provided in the second quarter for doubtful accounts of receivables from disposal of subsidiaries.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 47.1% to RMB3.6 million (US$0.6 million) from RMB6.8 million in the second quarter of 2020. The decrease was primarily due to a decrease in the number of options vested in the second quarter of 2021 compared to the same period of 2020.

Impairment loss on intangible assets and goodwill was RMB1,069.6 million (US$165.7 million) for the second quarter of 2021, compared to RMB4.1 million for the same period of 2020. The impairment loss was mainly due to the decline of fair value related to the intangible assets and goodwill arose from the acquisitions of after-school tutoring schools over the past six years. Considering the on-going governmental regulatory policies concerning after-school tutoring services, the acquisitions will not be likely to achieve the target goals the management had estimated at the time of these acquisitions.

Impairment loss on other long-lived assets was RMB173.1 million (US$26.8 million) for the second quarter of 2021, compared to nil for the same period of 2020. The impairment loss was mainly due to the decline of fair value of property, plant and equipment and operating lease right-of-use assets as a result of the changes in regulatory environment.

[4]	It was previously named as full-time tutoring program.

Operating Loss and Operating Margin

Operating loss was RMB1,362.0 million (US$211.0 million), compared to RMB29.9 million in the second quarter of 2020. Operating margin was (202.0)% in the second quarter of 2021, compared to (5.0)% for the same period in 2020.

Adjusted operating loss was RMB1,358.5 million (US$210.4 million), compared to RMB23.2 million in the second quarter of 2020.

Adjusted operating margin5 was (201.5)%, compared to (3.9)% in the same period of the prior year.

Net Income (Loss)

Net loss attributable to Puxin Limited was RMB1,378.0 million (US$213.4 million), compared to net income attributable to Puxin Limited of RMB36.6 million during the second quarter of 2020. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB15.76 (US$2.44) and RMB15.76 (US$2.44), compared to basic and diluted net income per ADS attributable to Puxin Limited of RMB0.42 and RMB0.42 during the same period of 2020.

Adjusted net loss attributable to Puxin Limited was RMB1,400.2 million (US$216.9 million), compared to adjusted net income attributable to Puxin Limited of RMB45.2 million during the second quarter of 2020.

Adjusted basic and diluted net loss per ADS attributable to Puxin Limited6 were RMB16.01 (US$2.48) and RMB16.01 (US$2.48), compared to adjusted basic and diluted net income per ADS attributable to Puxin Limited of RMB0.52 and RMB0.51 during the same period of 2020.

EBITDA

EBITDA was RMB(1,346.0) million (US$(208.5) million), compared to RMB71.8 million in the second quarter of 2020.

EBITDA margin7 was (199.7)% in the second quarter of 2021, compared to 12.0% in the same period in 2020.

Adjusted EBITDA was RMB(1,368.3) million (US$(211.9) million), compared to RMB80.4 million in the second quarter of 2020.

Adjusted EBITDA margin8 was (203.0)%, compared to 13.4% in the same period in 2020.

[5]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating loss divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[6]

Adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss (gain) on changes in fair value of derivative liabilities and convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[7]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[8]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial and Operational Results for the Six Months Ended June 30, 2021

Net Revenues

Net revenues increased by 0.6% to RMB1,360.9 million (US$210.8 million) from RMB1,352.4 million for the first six months of 2020. This increase was primarily due to an increase of student enrollments.

Net revenues of K-12 tutoring services including full-time arts education program increased by 10.5% to RMB1,093.7 million (US$169.4 million) from RMB990.0 million for the first half of 2020. In the first half of 2021, the total student enrollments of K-12 tutoring services including full-time arts education program, group class and personalized tutoring services, reached 1,259,678.

Net revenues of study-abroad tutoring services decreased by 26.3% to RMB267.2 million (US$41.4 million) from RMB362.4 million for the first six months of 2020. Study-abroad consulting and tutoring services had 15,202 student enrollments in the first half of 2021 compared to 22,809 in the same period of 2020. This was primarily due to the global spread of the COVID-19 pandemic in major countries of the world.

Cost of Revenues

Cost of revenues increased by 4.0% to RMB761.2 million (US$117.9 million) from RMB731.6 million for the first six months of 2020.

Gross Profit and Gross Margin

Gross profit was RMB599.7 million (US$92.9 million), a decrease of 3.4% from RMB620.8 million for the first six months of 2020. Gross margin was 44.1%, compared to 45.9% for the same period in 2020.

Operating Expenses

Total operating expenses was RMB1,955.2 million (US$302.8 million) compared to RMB647.0 million for the first six months of 2020.

Selling expenses decreased by 8.6% to RMB402.9 million (US$62.4 million) from RMB440.7 million for the first six months of 2020.

General and administrative expenses increased by 53.1% to RMB309.6 million (US$47.9 million) from RMB202.3 million during the same period of 2020. This was primarily due to allowance provided in the second quarter for doubtful accounts of receivables from disposal of subsidiaries.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 40.1% to RMB9.1 million (US$1.4 million) from RMB15.2 million in the same period of 2020. The decrease was primarily due to a decrease in the number of options vested in the first six months of 2021 compared to the same period of 2020.

Impairment loss on intangible assets and goodwill was RMB1,069.6 million (US$165.7 million) for the first six months of 2021, compared to RMB4.1 million for the same period of 2020. The impairment loss was mainly due to the decline of fair value related to the intangible assets and goodwill arose from the acquisitions of after-school tutoring schools over the past six years. Considering the on-going governmental regulatory policies concerning after-school tutoring services, the acquisitions will not be likely to achieve the target goals the management had estimated at the time of these acquisitions.

Impairment loss on other long-lived assets was RMB173.1 million (US$26.8 million) for the first six months of 2021, compared to nil for the same period of 2020. The impairment loss was mainly due to the decline of fair value of property, plant and equipment and operating lease right-of-use assets as a result of the changes in regulatory environment.

Operating Loss and Operating Margin

Operating loss was 1,355.5 million (US$209.9 million), compared to RMB26.3 million in the first half of 2020. Operating margin was (99.6)% in the first six months of 2021, compared to (1.9)% for the same period in 2020.

Adjusted operating loss was RMB1,346.4 million (US$208.5 million), compared to RMB11.1 million in the same period of 2020.

Adjusted operating margin was (98.9)%, compared to (0.8)% in the same period of 2020.

Net Loss

Net loss attributable to Puxin Limited was RMB1,340.2 million (US$207.6 million), compared to RMB6.9 million during the same period of 2020. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB15.34 (US$2.38) and RMB15.34 (US$2.38), compared to RMB0.08 and RMB0.08 during the same period of 2020.

Adjusted net loss attributable to Puxin Limited was RMB1,390.6 million (US$215.4 million), compared to adjusted net income attributable to Puxin Limited of RMB70.6 million during the same period of 2020. Adjusted basic and diluted net loss per ADS attributable to Puxin Limited were RMB15.92 (US$2.47) and RMB15.92 (US$2.47), compared to adjusted basic and diluted net income per ADS attributable to Puxin Limited of RMB0.81 and RMB0.79 during the same period of 2020.

EBITDA

EBITDA was RMB(1,271.8) million (US$(197.0) million), compared to RMB67.9 million for the first six months of 2020.

EBITDA margin was (93.5)% in the first six months of 2021, compared to 5.0% in the same period in 2020.

Adjusted EBITDA was RMB(1,322.2) million (US$(204.8) million), compared to RMB145.4 million in the same period of 2020.

Adjusted EBITDA margin was (97.2)%, compared to 10.8% in the same period in 2020.

Cash and Current Bank Balances

As of June 30, 2021, the Company had an aggregate amount of cash and cash equivalents and current portion of restricted cash of RMB622.5 million (US$96.4 million), compared to RMB563.0 million as of December 31, 2020.

The Company has a net working capital deficit and an accumulated deficit as of June 30, 2021 and suffered recurring losses from operations and negative cash flows from operating activities in consecutive years. Management has initiated a plan to reduce operating expenses and plans to continue to fund its operations through utilization of its financial resources, primarily commercial loans. As of December 29, 2021, the Company secured or expected to secure credit facility at total amount of RMB600 million from third parties which can be drawn down when in need. As a result, as of June 30, 2021, there was a substantial doubt about the Company’s ability to continue as a going concern, and the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

Chinese Regulatory Developments and Implications

On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council of the PRC jointly issued the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (compulsory education includes primary school education of six years and middle school education of three years, together as the “Compulsory Stage Education”)” (the “Opinion”). In compliance with the Opinion and applicable rules, regulations and measures, the Company plans to dispose tutoring services related to academic subjects at all learning centers across China (the “Disposal”). The Company is in discussion with potential buyers of the Disposal. The proposed transaction will be determined after negotiations between the Company and the potential buyers, subject to definitive agreements to be entered into by the relevant parties. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed.

The Chinese regulatory developments may have a material adverse effect on the Company’s business, the trading price of its American depositary shares (the “ADSs”), its market capitalization and, as a result of the impairments more fully discussed below, the Company’s stockholders’ equity. As a result of these Chinese regulatory developments, the Company is not in compliance with the continued listing requirements of the New York Stock Exchange (“NYSE”). On August 18, 2021, the NYSE notified Puxin that it is below compliance criteria in connection with the performance of trading price of Puxin’s American depositary shares (the “ADSs”). For further discussion of this notice and the time period for the Company to regain compliance, see the Company’s press release dated August 19, 2021. The Company’s declined market capitalization and stockholders’ equity may result in the receipt of additional deficiency notices from the NYSE. No assurances can be provided that the Company will be able to regain compliance with the NYSE continued listing requirements, or that it will be able to maintain the listing of its ADSs on the NYSE. The Company is currently in consideration of a reverse stock split to comply with the continued listing requirements of the NYSE.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted operating margin, adjusted net income (loss) attributable to Puxin Limited, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating loss divided by net revenues; adjusted net income (loss) attributable to Puxin Limited is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and loss (gain) on changes in fair value of derivative liabilities and convertible notes; EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax benefits; adjusted EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax benefits, share-based compensation expenses and loss (gain) on changes in fair value of derivative liabilities and convertible notes; EBITDA margin is defined as EBITDA divided by net revenues; adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues; adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited are defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses and loss (gain) on changes in fair value of derivative liabilities and convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: continued listing of the ADSs on the NYSE, compliance with NYSE rules, future developments related to the Notes, the planned discontinuation and sale of the K-12 tutoring services, the Company’s goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business transition and expansion and successfully integrate new businesses, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	48,497	133,255	20,639
Restricted cash, current portion	514,496	489,263	75,777
Inventories	15,210	16,104	2,494
Prepaid expenses and other current assets	141,894	138,388	21,434
Amounts due from related parties	—	16,510	2,557
Loan receivables	222,895	153,568	23,785

Total current assets	942,992	947,088	146,686

Non-current assets
Restricted cash, non-current portion	25,814	51,875	8,034
Operating lease right-of-use assets	940,568	922,669	142,903
Property, plant and equipment, net	265,029	135,321	20,959
Intangible assets	225,170	142,800	22,117
Goodwill	2,083,151	1,040,590	161,167
Deferred tax assets	3,522	3,489	540
Rental deposits	71,948	70,878	10,978
Long-term investments	—	6,000	929
Other non-current assets	59,400	1,917	297

TOTAL ASSETS	4,617,594	3,322,627	514,610

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB 743,499 and RMB 657,541 as of December 31, 2020 and June 30, 2021, respectively)	784,894	705,195	109,222
Income tax payable of the consolidated VIE without recourse to the Group	32,445	34,720	5,377
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB 1,013,606 and RMB 917,658 as of December 31, 2020 and June 30, 2021, respectively)	1,023,037	917,658	142,127
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB 251,572 and RMB 261,487 as of December 31, 2020 and June 30, 2021, respectively)	254,002	264,755	41,005
Bank borrowings of the consolidated VIE without recourse to the Group	585,000	582,925	90,284
Loans payable to third parties, current portion (including loans payable to third parties, current portion of the consolidated VIE without recourse to the Group of RMB 136,600 and RMB 97,500 as of December 31, 2020 and June 30, 2021, respectively)	301,850	216,715	33,565
Promissory note, current portion	163,125	161,415	25,000

Total current liabilities	3,144,353	2,883,383	446,580

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	81,805	57,514	8,908
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,674	50,855	7,876
Franchise deposits of the consolidated VIE without recourse to the Group	2,549	2,539	393
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group of RMB 594,624 and RMB 615,632 as of December 31, 2020 and June 30, 2021, respectively)	605,827	636,620	98,600
Loan payable to third parties, non-current portion	121,870	80,708	12,500
Amounts due to related parties	170,393	10,446	1,618
Convertible notes	—	464,875	72,000

TOTAL LIABILITIES	4,198,471	4,186,940	648,475

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,653,468 and 188,653,468 shares issued and 174,453,992 and 174,730,340 shares outstanding as of December 31, 2020 and June 30, 2021, respectively)	62	62	10
Treasury stock	—	(1,456)	(226)
Additional paid-in capital	2,396,406	2,405,762	372,605
Statutory reserve	11,444	11,444	1,772
Accumulated other comprehensive income	43,711	92,872	14,384
Accumulated deficit	(2,026,891)	(3,367,047)	(521,488)

Total Puxin Limited shareholders’ equity	424,732	(858,363)	(132,943)
Non-controlling interest	(5,609)	(5,950)	(922)

TOTAL SHAREHOLDERS’ EQUITY	419,123	(864,313)	(133,865)

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,617,594	3,322,627	514,610

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	601,053	674,141	104,411
Cost of revenues (including share-based compensation expenses of RMB573 and RMB324 for the three months ended June 30, 2020 and 2021, respectively)	(331,350)	(376,167)	(58,261)

Gross profit	269,703	297,974	46,150

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB3,203 and RMB1,789 for the three months ended June 30, 2020 and 2021, respectively)	(210,165)	(217,301)	(33,656)
General and administrative expenses (including share-based compensation expenses of RMB2,977 and RMB1,462 for the three months ended June 30, 2020 and 2021, respectively)	(85,343)	(199,989)	(30,975)
Impairment loss on intangible assets and goodwill	(4,100)	(1,069,612)	(165,662)
Impairment loss on other long-lived assets	—	(173,113)	(26,812)

Total operating expenses	(299,608)	(1,660,015)	(257,105)

Operating loss	(29,905)	(1,362,041)	(210,955)

Interest expense	(20,658)	(22,857)	(3,540)
Interest income	11,860	9,345	1,447
Foreign exchange (loss) gain	(21)	6,443	998
(Loss) gain on changes in fair value of derivative liabilities and convertible notes	(1,848)	25,838	4,002
Other income (expense), net	14,114	(2,637)	(408)
Gain (loss) on disposal of subsidiaries	60,968	(38,219)	(5,919)

Income (loss) before income taxes	34,510	(1,384,128)	(214,375)

Income tax benefits	1,110	6,159	954

Net income (loss)	35,620	(1,377,969)	(213,421)

Less: Net loss attributable to non-controlling interest	(978)	(14)	(2)

Net income (loss) attributable to Puxin Limited	36,598	(1,377,955)	(213,419)

Net income (loss) per share attributable to Puxin Limited Basic and diluted	0.21	(7.88)	(1.22)

Net income (loss) per ADS attributable to Puxin Limited Basic and diluted	0.42	(15.76)	(2.44)

Weighted average shares used in calculating basic net income (loss) per share	174,069,766	174,863,824	174,863,824

Weighted average shares used in calculating diluted net income (loss) per share	177,950,175	174,863,824	174,863,824

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net income (loss)	35,620	(1,377,969)	(213,421)

Other comprehensive income (loss), net of tax:
Change in fair value attributable to instrument specific credit risk	—	50,350	7,798
Change in cumulative foreign currency translation adjustments	(425)	(2,055)	(318)

Total comprehensive income (loss)	35,195	(1,329,674)	(205,941)

Less: comprehensive loss attributable to non-controlling interest	(978)	(14)	(2)

Total comprehensive income (loss) attributable to Puxin Limited	36,173	(1,329,660)	(205,939)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	1,352,398	1,360,898	210,776
Cost of revenues (including share-based compensation expenses of RMB1,254 and RMB767 for the six months ended June 30, 2020 and 2021, respectively)	(731,628)	(761,159)	(117,889)

Gross profit	620,770	599,739	92,887

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB7,192 and RMB4,575 for the six months ended June 30, 2020 and 2021, respectively)	(440,662)	(402,944)	(62,408)
General and administrative expenses (including share-based compensation expenses of RMB6,752 and RMB3,768 for the six months ended June 30, 2020 and 2021, respectively)	(202,261)	(309,579)	(47,949)
Impairment loss on intangible assets and goodwill	(4,100)	(1,069,612)	(165,662)
Impairment loss on other long-lived assets	—	(173,113)	(26,812)

Total operating expenses	(647,023)	(1,955,248)	(302,831)

Operating loss	(26,253)	(1,355,509)	(209,944)

Interest expense	(41,511)	(43,561)	(6,747)
Interest income	23,816	18,874	2,923
Foreign exchange gain (loss)	121	(2,422)	(375)
(Loss) gain on changes in fair value of derivative liabilities and convertible notes	(62,283)	59,543	9,222
Other income, net	35,962	15,022	2,327
Gain (loss) on disposal of subsidiaries	60,968	(38,219)	(5,919)

Loss before income taxes	(9,180)	(1,346,272)	(208,513)

Income tax benefits	417	5,775	894

Net loss	(8,763)	(1,340,497)	(207,619)

Less: Net loss attributable to non-controlling interest	(1,898)	(341)	(53)

Net loss attributable to Puxin Limited	(6,865)	(1,340,156)	(207,566)

Net loss per share attributable to Puxin Limited Basic and diluted	(0.04)	(7.67)	(1.19)

Net loss per ADS attributable to Puxin Limited Basic and diluted	(0.08)	(15.34)	(2.38)

Weighted average shares used in calculating basic and diluted net loss per share	174,063,142	174,667,942	174,667,942

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net loss	(8,763)	(1,340,497)	(207,619)

Other comprehensive income (loss), net of tax:
Change in fair value attributable to instrument specific credit risk	—	50,350	7,798
Change in cumulative foreign currency translation adjustments	1,981	(1,189)	(184)

Total comprehensive loss	(6,782)	(1,291,336)	(200,005)

Less: comprehensive loss attributable to non-controlling interest	(1,898)	(341)	(53)

Total comprehensive loss attributable to Puxin Limited	(4,884)	(1,290,995)	(199,952)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Operating loss	(29,905)	(1,362,041)	(210,955)
Add: Share-based compensation expenses	6,753	3,575	553

Adjusted operating loss	(23,152)	(1,358,466)	(210,402)

Adjusted operating margin	(3.9%)	(201.5%)	(201.5%)

Net income (loss) attributable to Puxin Limited	36,598	(1,377,955)	(213,419)
Add: Share-based compensation expenses	6,753	3,575	553
Loss (gain) on changes in fair value of derivative liabilities and convertible notes	1,848	(25,838)	(4,002)

Adjusted net income (loss) attributable to Puxin Limited	45,199	(1,400,218)	(216,868)

Net income (loss)	35,620	(1,377,969)	(213,421)
Add: Income tax benefits	(1,110)	(6,159)	(954)
Depreciation of property, plant and equipment	20,196	19,219	2,977
Amortization of intangible assets	8,337	5,355	829
Interest expense	20,658	22,857	3,540

Less: Interest income	11,860	9,345	1,447

EBITDA	71,841	(1,346,042)	(208,476)

EBITDA margin	12.0%	(199.7%)	(199.7%)

Add: Share-based compensation expenses	6,753	3,575	553

Loss (gain) on changes in fair value of derivative liabilities and convertible notes	1,848	(25,838)	(4,002)

Adjusted EBITDA	80,442	(1,368,305)	(211,925)

Adjusted EBITDA margin	13.4%	(203.0%)	(203.0%)

Net income (loss) per ADS attributable to Puxin Limited - Basic and diluted	0.42	(15.76)	(2.44)

Adjusted net income (loss) per ADS attributable to Puxin Limited - Basic	0.52	(16.01)	(2.48)

Adjusted net income (loss) per ADS attributable to Puxin Limited - Diluted	0.51	(16.01)	(2.48)

Weighted average shares used in calculating basic adjusted net income (loss) per share	174,069,766	174,863,824	174,863,824

Weighted average shares used in calculating diluted adjusted net income (loss) per share	177,950,175	174,863,824	174,863,824

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Operating loss	(26,253)	(1,355,509)	(209,944)
Add: Share-based compensation expenses	15,198	9,110	1,411

Adjusted operating loss	(11,055)	(1,346,399)	(208,533)

Adjusted operating margin	(0.8%)	(98.9%)	(98.9%)

Net loss attributable to Puxin Limited	(6,865)	(1,340,156)	(207,566)
Add: Share-based compensation expenses	15,198	9,110	1,411
Loss (gain) on changes in fair value of derivative liabilities and convertible notes	62,283	(59,543)	(9,222)

Adjusted net income (loss) attributable to Puxin Limited	70,616	(1,390,589)	(215,377)

Net loss	(8,763)	(1,340,497)	(207,619)
Add: Income tax benefits	(417)	(5,775)	(894)
Depreciation of property, plant and equipment	41,824	39,079	6,053
Amortization of intangible assets	17,599	10,710	1,659
Interest expense	41,511	43,561	6,747
Less: Interest income	23,816	18,874	2,923

EBITDA	67,938	(1,271,796)	(196,977)

EBITDA margin	5.0%	(93.5%)	(93.5%)

Add: Share-based compensation expenses	15,198	9,110	1,411
Loss (gain) on changes in fair value of derivative liabilities and convertible notes	62,283	(59,543)	(9,222)

Adjusted EBITDA	145,419	(1,322,229)	(204,788)

Adjusted EBITDA margin	10.8%	(97.2%)	(97.2%)

Net loss per ADS attributable to Puxin Limited - Basic and diluted	(0.08)	(15.34)	(2.38)

Adjusted net income (loss) per ADS attributable to Puxin Limited - Basic	0.81	(15.92)	(2.47)

Adjusted net income (loss) per ADS attributable to Puxin Limited - Diluted	0.79	(15.92)	(2.47)

Weighted average shares used in calculating basic adjusted net income (loss) per share	174,063,142	174,667,942	174,667,942

Weighted average shares used in calculating diluted adjusted net income (loss) per share	178,035,266	174,667,942	174,667,942

Note: Each ADS represents two ordinary shares.